June 2, 2020

Cindy Chang

Staff Accountant

Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	Resource Credit Income Fund

File Nos. 811-23016, 333-200981

Dear Ms. Chang:

On May 12, 2020, you provided oral comments with respect to certain Securities and Exchange Commission filings and practices of Resource Credit Income Fund (the “Fund”). Please find below the Fund’s response to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

We have set forth below the text of each comment, followed by the Fund’s responses.

Form N-CEN (Report for Period Ended September 30, 2019)

Comment 1:	For Item G.1A. Attachments, please select the correct attachment for the attachment file. The selection currently reads “provision of financial support.”

Response:	The Fund confirms that the referenced file was the independent public account’s report on internal control and will ensure that in future filings the correct selection is made in Item G.1A.

Annual Report (For Period Ended September 30, 2019)

Comment 2:	We note that the Fund may have unfunded loan commitments. Please add a commitment and contingent liabilities line item to the Fund’s statement of assets and liabilities with a reference to the applicable note in the notes to the financial statements that discloses unfunded commitments. Please see Article 6-04.15 of Regulation S-X.

Response:	The Fund currently has no unfunded loan commitments, but should it have any such commitments in the future as of the end of a reporting period, it will include the requested information. In addition, the Fund will, going forward, include a line item for commitments and contingencies in the Fund’s statement of assets and liabilities.

Cindy Chang

June 2, 2020

Comment 3:	In the Fund’s schedule of investments, please confirm in correspondence whether the Fund has any unfunded commitments related to its bank loan investments. In addition, if the Fund has such commitments, please discuss the accounting for the unfunded amounts and reference appropriate GAAP associated with the accounting methodology.

Response:	The Fund confirms that it has no unfunded commitments related to its bank loan investments.

Comment 4:	In the Fund’s schedule of investments, please discuss in correspondence whether the Fund invests in “covenant-lite” loans and the extent of these investments. If applicable, please consider disclosure of such instruments in subsequent updates to the prospectus and/or financial statements and consider enhancing the disclosure of the risks of such loans.

Response:	The Fund invests in “covenant-lite” loans as part of a non-principal investment strategy. The Fund will include in the next update to its statement of additional information substantially the following disclosure:

“Covenant-Lite” Loans.  The loan investments that the Fund holds may include “covenant-lite” or “cov-lite” loans.  Cov-lite loans have fewer protective covenants than traditional loans have, which means that they are issued with fewer restrictions on the borrower and fewer protections for the lender.  For example, cov-lite loans tend to be more flexible with regard to the borrower's collateral, level of income, and the loan's payment terms, and they tend to have fewer requirements intended to protect the lender’s safety, like financial maintenance tests that measure the debt-service capabilities of the borrower. Cov-lite loans therefore may carry more risk to the lender (i.e., the Fund as investor) than traditional loans do.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Craig Foster at (614) 469-3280.

Very truly yours,

/s/ Craig Foster